Cresco Labs	Exhibit 99.4

Cresco Labs Announces Change of Auditor
CHICAGO – June 12, 2025 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), today announced it has changed its auditor from Marcum LLP (“Marcum”) to Baker Tilly US, LLP (“Baker Tilly”). Cresco will seek shareholder ratification of Baker Tilly’s appointment at the next annual meeting of shareholders.
Marcum was terminated as the Company’s auditor effective June 9, 2025, and Baker Tilly has been appointed as successor auditor effective June 12, 2025. The change in auditor was recommended and approved by the Company’s audit committee and board of directors (the “Board”), respectively.
”After an extensive three-month selection process, we are thrilled to appoint Baker Tilly as our independent auditor," said Sharon Schuler, CFO. "With the approval of our Board of Directors, Baker Tilly will begin their engagement with the review of our Q2 2025 financial statements. We are confident in their expertise and look forward to a collaborative partnership as we continue to maintain the highest standards of financial transparency and regulatory compliance."
There were no modified opinions in Marcum's audit reports for any financial period during which Marcum was the Company's auditor. There are no "reportable events" (as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")) between the Company and Marcum.
In accordance with NI 51-102, the change of auditor notice, together with the required letters from the Marcum and Baker Tilly, have been reviewed and approved, as applicable, by the Board and have been filed on SEDAR+.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

Cresco Labs

Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.
Contacts
Media
Press@crescolabs.com
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com